Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Extends High Grade Silver Mineralization in
Alex Breccia Zone at Guanacevi Mines Project, Durango State, Mexico

Vancouver, Canada – January 7, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: NYSE-AlterNext) announces that exploration drilling in late 2008 at the Guanacevi Mines project in Durango State, Mexico, was successful in extending high grade silver mineralization in the Alex Breccia mineralized zone for a total of 150 meters along strike and more than 200 meters vertically below the shallow historic mine workings.

The Alex Breccia zone is located approximately 1 km southeast of the producing Porvenir mine within the same ore-bearing structure, the Santa Cruz vein.  Endeavour is currently developing underground ramp and sill access to the Alex Breccia zone in order to prepare it for the commencement of production in Q1, 2009, at which time it will become the second operating mine in the Guanacevi Mines project.

Drilling highlights include drill hole BAU-12, which intersected 670 grams per tonne silver, 0.71 gpt gold and 4.9% combined lead-zinc over 5.18 m (21.1 oz per ton silver equivalent over 17.0 feet), including 1711 gpt silver, 1.51 gpt gold and 8.19% combined lead-zinc over 1.72 m (53.2 opT silver equivalent over 5.6 ft), and drill hole BAU-16, which intersected 585 gpt silver, 0.52 gpt gold and 1.41% combined lead-zinc over 2.68 m (18.2 opT silver equivalent over 8.8 ft), including 2920 gpt silver, 2.45 gpt gold and 3.43% combined lead-zinc over 0.43 m (90.5 opT silver equivalent over 1.4 ft).  Silver equivalents are calculated using a silver: gold ratio of 75: 1 and do not include lead and/or zinc.

Bradford Cooke, Chairman and CEO, stated, “We are gratified to see such strong drill results supporting our decision to push ahead with the development of the Alex Breccia zone.  It will be the first new silver mine at Guanacevi since Endeavour discovered and developed the Porvenir mine to production in late 2004.  Alex Breccia represents the first of three new mines scheduled for development at Guanacevi in 2009 in order facilitate Endeavour’s next phase of organic production growth.”

High grade silver-gold-lead-zinc mineralization at Alex Breccia has been intersected in sixteen drill holes (eight drill holes previously reported) along the Santa Cruz vein and two related splays, located to the south-east of Endeavour’s operating Porvenir mine at Guanacevi, as follows:

Alex Breccia Drill Results

Hole	Vein	From	To	Core Length	True Width	Silver	Gold	Lead	Zinc
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
BAU-9	Santa Cruz	182.80	188.30	5.50	1.42	49	0.15	2.37	2.66
	FW Santa Cruz	190.50	191.70	1.20	0.46	161	0.43	9.85	7.06
BAU-10	Santa Cruz	117.85	121.30	3.45	2.64	114	0.25	1.26	3.60
	Including	118.45	119.00	0.55	0.42	319	0.91	0.83	2.64
	FW Santa Cruz	125.05	130.65	5.60	4.44	215	0.29	0.71	2.71
	Including	128.80	130.65	1.85	1.51	312	0.36	1.15	6.15
BAU-11	HW Santa Cruz	124.55	129.75	5.20	3.62	174	0.16	0.25	0.59
	Including	124.55	126.75	2.20	1.49	323	0.28	0.56	1.03
	Hole lost due to bad ground before intercepting Santa Cruz & FW Santa Cruz veins

BAU-12	HW Santa Cruz	187.50	193.60	6.10	4.13	200	0.20	0.57	1.78
	Including	193.05	193.60	0.55	0.45	658	0.23	1.29	8.53
	Santa Cruz Vein	196.60	208.40	11.80	5.18	670	0.71	2.27	2.61
	Including	200.95	205.35	4.40	1.72	1,711	1.51	3.25	4.94
BAU-13	HW Santa Cruz	205.85	208.55	2.70	2.07	89	6.04	0.34	0.36
	Including	206.90	207.20	0.30	0.23	369	42.40	0.18	0.27
	Santa Cruz	232.10	235.15	3.05	1.29	312	0.55	0.28	0.45
	FW Santa Cruz	241.80	246.20	4.40	3.79	198	0.94	1.00	0.94
	Including	241.80	242.75	0.95	0.86	558	2.42	1.04	0.60
BAU-14	Santa Cruz	211.65	217.30	5.65	3.24	125	0.22	1.27	2.86
	Including	213.70	214.50	0.80	0.46	303	0.14	3.69	7.27
BAU-15	Santa Cruz Vein	163.85	164.35	0.50	0.32	288	0.23	0.64	1.49
BAU-16	HW Santa Cruz	140.15	143.25	3.10	2.68	585	0.52	0.71	0.70
	Including	140.15	140.65	0.50	0.43	2,920	2.45	3.21	0.22
	Santa Cruz	148.30	152.20	3.90	1.95	249	0.29	1.56	4.27
	FW Santa Cruz	170.10	170.45	0.35	0.22	82	0.19	4.07	7.30

The new high grade drill intercepts at Alex Breccia are located below the level 6 drift that extends south-east from the Santa Cruz mine workings, and the ore is being accessed for mining by driving a 300 m ramp from level 6 down into the ore-body.  An updated NI 43-101 reserve and resource estimate is being prepared for the Guanacevi Mines project in Q1, 2009 and will include the Alex Breccia zone as well as other new discovery areas.

Please click here to view the Guanacevi and Alex Breccia longitudinal sections.

Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-AlterNext, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since acquiring the Guanacevi Mines project in 2004, Endeavour has posted four consecutive years of aggressive silver production and reserve growth.  The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State, should facilitate Endeavour’s continued growth into a mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.